

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Abigail Jenkins
Chief Executive Officer and Director
Gamida Cell Ltd.
116 Huntington Avenue, 7th Floor
Boston, MA 02116

> **Re: Gamida Cell Ltd.**
> **Registration Statement on Form S-3**
> **Filed January 11, 2023**
> **File No. 333-269181**

Dear Abigail Jenkins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Goldberg, Esq.